Exhibit 99.1

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024 included in our 2024 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at February 26, 2025.

HIGHLIGHTS

INDUSTRY PRODUCTION ENVIRONMENT

•	Global light vehicle production in 2024 was largely unchanged from 2023, with North America and Europe declining 1% and 4%, respectively, while China increased 5%.

SALES & EARNINGS

•	Total sales were essentially unchanged at $42.8 billion in 2024 compared to 2023. Factors positively impacting sales included the launch of new programs, the acquisition of Veoneer Active Safety ["Veoneer AS"], the negative impact of the UAW labour strikes during 2023, higher engineering revenue, and the net favourable impact of commercial items. These were largely offset by lower production on certain programs, the end of production on certain programs, lower complete vehicle assembly volumes and the net weakening of foreign currencies against the U.S. dollar.
•	Diluted earnings per share were $3.52 and Adjusted diluted earnings per share(1) were $5.41 in 2024.
•	Adjusted diluted earnings per share declined modestly compared to 2023, primarily reflecting higher interest costs and a higher income tax rate, partially offset by higher Adjusted EBIT.
•	Adjusted EBIT was higher, reflecting net favourable commercial items negotiated largely as a result of lower than anticipated volumes on certain new electric vehicle programs, the impact of operational excellence activities and productivity and efficiency improvements, and lower net engineering costs. These factors were partially offset by reduced earnings on lower assembly volumes, and higher production input costs net of customer recoveries.

CASH & INVESTMENTS

•	Cash generated from operating activities was $3.6 billion, compared to $3.1 billion in 2023, largely reflecting an increase in cash generated from operating assets and liabilities.
•	We continued to invest in our business, including $2.2 billion for fixed assets and $617 million in investment and other asset spending.
•	We returned $746 million to shareholders in 2024 through $539 million in dividends and $207 million in share repurchases.
•	During the fourth quarter, our Board of Directors increased our quarterly dividend to $0.485 per share, our 15th consecutive year of dividend increases.
•	We raised $725 million in the form of Senior Notes to refinance $750 million in Senior Notes that came due in 2024.

STRATEGIC UPDATES

•	Utilizing our strong innovation pipeline, we won substantial additional business across our portfolio, including:

•	an 800-volt dedicated hybrid drive system for a China-based OEM;
•	reconfigurable seating business for a China-based OEM;
•	hot-stamping business using advanced materials for a Japan-based OEM;
•	advanced interior cabin sensing systems for three OEMs; and
•	high-performance eDrive system business for a North America-based OEM.

•	We were awarded:

•	a 2024 Automotive News PACE award for our integrated driver and occupant monitoring system; and
•	two 2024 Automotive New PACEpilot Innovations to Watch, an award which acknowledges post-pilot, pre-commercial innovations in the automotive and future mobility space, for our EcoSphere™ 100% Melt-Recyclable Foam and Trim and Modular & Scalable Active Grille Shutter Assembly.

1 Adjusted diluted earnings per share is a Non-GAAP financial measure. Refer to the section "Use of Non-GAAP Measures".

Magna International Inc. Annual Report 2024     1

OVERVIEW

OUR BUSINESS(2)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 170,000(3) employees across 341 manufacturing operations and 106 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape. For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including the risk factors which are described later in this MD&A.

INDUSTRY TRENDS

Our operating results are primarily dependent on the levels of North American, European, and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and are affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; considerations related to vehicle propulsion, safety, and other technologies or features; government subsidies to consumers for the purchase of low- and zero-emission vehicles; and other factors.

During 2024, the primary industry trends impacting us were program cancellations, deferrals and reductions in production volumes, related mainly to North American EV programs in 2024. We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry. Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties which are discussed later in this MD&A.

2 Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

3 Number of employees includes over 158,000 employees at our wholly owned or controlled entities and over 12,000 employees at operations accounted for under the equity method.

2      Magna International Inc. Annual Report 2024

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted earnings before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, and Adjusted Return on Invested Capital [collectively, the "Non-GAAP Measures"]. We believe these Non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	2024	2023	Change
1 Canadian dollar equals U.S. dollars	0.730	0.742	-	2%
1 euro equals U.S. dollars	1.082	1.082		—
1 Chinese renminbi equals U.S. dollars	0.139	0.141	-	2%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation's functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	2024	2023	Change
North America	15,518	15,614	-	1%
Europe	16,878	17,637	-	4%
China	30,702	29,227	+	5%
Other	26,885	27,715	-	3%
Global	89,983	90,193		—

Magna International Inc. Annual Report 2024     3

RESULTS OF OPERATIONS – FOR THE YEAR ENDED DECEMBER 31, 2024

SALES

Sales were substantially unchanged at $42.84 billion for 2024 compared to $42.80 billion for 2023. Factors positively impacting sales include:

•	the launch of new programs during or subsequent to 2023;
•	the net impact of acquisitions and divestitures, during 2023 and 2024, which increased sales by $468 million;
•	the negative impact of the UAW labour strikes, which negatively impacted 2023 sales by approximately $325 million;
•	higher engineering revenue;
•	commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis; and
•	customer price increases to partially recover certain higher production input costs.

These factors were partially offset by:

•	lower production on certain programs;
•	the end of production of certain programs;
•	lower complete vehicle assembly volumes, including the end of production of the BMW 5-Series and Jaguar E-Pace;
•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $151 million; and
•	customer price concessions.

COST OF GOODS SOLD

	2024	2023	Change
Material	$25,991	$26,309	$(318)
Direct labour	3,127	3,164	(37)
Overhead	7,919	7,712	207
Cost of goods sold	$37,037	$37,185	$(148)

Cost of goods sold decreased $148 million to $37.04 billion for 2024 compared to $37.19 billion for 2023, primarily due to:

•	a decrease in material, direct labour and overhead costs associated with lower sales in our Complete Vehicles segment, which has a higher material content compared to our consolidated average;
•	lower material, direct labour and overhead associated with lower production sales on certain programs;
•	productivity and efficiency improvements, including lower costs at certain underperforming facilities;
•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar costs of goods sold by $123 million;
•	lower net engineering costs, including spending related to our electrification and active safety business; and
•	commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis, including the negative impact of a settlement with a supplier during the fourth quarter of 2024.

These factors were partially offset by:

•	acquisitions, net of divestitures, during or subsequent to 2023;
•	higher production input costs net of customer recoveries, including labour, partially offset by lower prices for certain commodities;
•	an increase in material, direct labour and overhead costs associated with higher engineering sales;
•	the negative impact of the UAW labour strikes during 2023;
•	an increase in net warranty costs of $61 million; and
•	higher restructuring costs.

4      Magna International Inc. Annual Report 2024

SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense increased $11 million to $2.06 billion for 2024 compared to $2.05 billion for 2023, primarily as a result of:

•	higher labour and benefit costs;
•	higher pre-operating costs incurred at new facilities;
•	higher restructuring costs; and
•	acquisitions, net of divestitures, during or subsequent to 2023.

These factors were partially offset by:

•	lower provisions against certain accounts receivable and other balances;
•	lower legal fees, including costs incurred during 2023 due to the acquisition of Veoneer AS and financing activities;
•	the net weakening of foreign currencies against the U.S. dollar, which decreased SG&A by $12 million;
•	a gain on the sale of an equity method investment during the first quarter of 2024;
•	higher net transactional foreign exchange gains in 2024 compared to 2023; and
•	lower incentive compensation.

DEPRECIATION

Depreciation increased $74 million to $1.51 billion for 2024 compared to $1.44 billion for 2023, primarily due to increased capital deployed at new and existing facilities including to support the launch of programs, and acquisitions, net of divestitures, during or subsequent to 2023, partially offset by the end of production of certain programs and the net weakening of foreign currencies against the U.S. dollar, which decreased depreciation by $5 million.

AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS

Amortization of acquired intangible assets increased $24 million to $112 million for 2024 compared to $88 million for 2023 primarily due to the acquisition of Veoneer AS during the second quarter of 2023.

INTEREST EXPENSE, NET

During 2024, we recorded net interest expense of $211 million compared to $156 million for 2023. The $55 million increase was primarily a result of interest expense on higher short-term borrowings, Senior Notes issued during 2023 and 2024 at higher interest rates than the Senior Notes repaid during 2023 and 2024, and the Term Loan entered into during 2023. These factors were partially offset by higher interest income earned on cash and investments due to higher interest rates.

EQUITY INCOME

Equity income decreased $11 million to $101 million for 2024 compared to $112 million for 2023, primarily as a result of reduced earnings due to unfavourable product mix and lower sales at certain equity-accounted entities. These factors were partially offset by commercial items in 2024 and 2023, which had a favourable impact on a year-over-year basis.

OTHER EXPENSE, NET

	2024	2023
Impacts related to Fisker (1)	$198	$110
Restructuring activities (2)	187	148
Long-lived asset impairments (3)	79	—
Investments (4)	9	91
Gain on business combination (5)	(9)	—
Veoneer Active Safety Business transaction costs (6)	—	23
Operations in Russia (7)	—	16
Other expense, net	$464	$388

(1)	Impacts related to Fisker

	2024	2023
Impairment and supplier related settlements	$330	$—
Fisker warrants	33	110
Recognition of deferred revenue	(196)	—
Restructuring	31	—
	$198	$110

Magna International Inc. Annual Report 2024     5

During 2024, Fisker filed for Chapter 11 bankruptcy protection in the United States and for similar protection in Austria. As a result during 2024, we recorded impairment charges on our Fisker related assets, as well as charges for supplier settlements and restructurings. In the course of such bankruptcy proceedings, during the third quarter of 2024 our manufacturing agreement for the Fisker Ocean SUV was terminated and as a result, we recognized $196 million of previously deferred revenue related to our Fisker warrants.

Impairment and supplier related settlements

During 2024, we recorded a $279 million [$219 million after tax] impairment charge on our Fisker related assets including production receivables, inventory, fixed assets and other capitalized expenditures. We recorded an additional $51 million [$38 million after tax] of charges in connection with impairments and supplier settlements. For 2024, charges related to impairments, purchase obligations and supplier settlements totaled $330 million [$257 million after tax]. The following table summarizes the net asset impairments and supplier settlements for the year ended December 31, 2024 by segment:

	Body Exteriors & Structures	Power & Vision	Seating Systems	Complete Vehicles	Total
Accounts receivable	$3	$4	$2	$14	$23
Inventories	5	52	8	2	67
Other assets, net	—	54	—	90	144
Fixed assets, net	1	49	5	3	58
Other accrued liabilities	(5)	—	—	(10)	(15)
Operating lease right-of-use assets	1	—	1	—	2
	5	159	16	99	279
Supplier settlements	4	41	6	—	51
	$9	$200	$22	$99	$330

Fisker warrants

In 2020, Fisker issued 19.5 million penny warrants to us to purchase common stock in connection with our agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. These warrants vested during 2021 and 2022 based on specified milestones and were marked to market each quarter.

During 2024, we recorded a $33 million [$25 million after tax] impairment charge on these warrants reducing the value of the warrants to nil. During 2023, we had revaluation losses of $110 million [$83 million after tax] on these warrants.

Recognition of deferred revenue

When the warrants were issued and the vesting provisions realized, we recorded offsetting amounts to deferred revenue within other accrued liabilities and other long-term liabilities and a portion of this deferred revenue was previously recognized in income in prior years as performance obligations were satisfied. During the third quarter of 2024, the agreement for manufacturing of the Fisker Ocean SUV was terminated, and we recognized the remaining $196 million of deferred revenue in income.

Restructuring

During 2024, we recorded restructuring charges of $31 million [$24 million after tax] in our Complete Vehicles segment in connection with our Fisker related assembly operations.

(2)	Restructuring activities

We recorded restructuring charges related to significant plant closures and consolidations primarily in Europe and to a lesser extent in North America.

	2024	2023
Power & Vision	$104	$117
Complete Vehicles	55	—
Body Exteriors & Structures	28	31
Other expense, net	187	148
Tax effect	(28)	(24)
Net loss attributable to Magna	$159	$124

6      Magna International Inc. Annual Report 2024

(3)	Long-lived asset impairments

During 2024, we recorded impairment charges of $79 million [$79 million after tax] on fixed assets, right of use assets and intangible assets at two European lighting facilities in our Power & Vision segment.

(4)	Investments

	2024	2023
Non-cash impairment charge (i)	$13	$90
Revaluation of public and private equity investments	13	1
Revaluation of public company warrants (ii)	(17)	—
Other expense, net	9	91
Tax effect	3	(1)
Net loss attributable to Magna	$12	$90

(i)	The non-cash impairment charge relates to the impairment of a private equity investment.
(ii)	The revaluation of Fisker warrants previously presented within Revaluation of public company warrants has been reclassified to Impacts related to Fisker.

(5)	Gain on business combination

During 2024, we acquired a business in our Body Exteriors & Structures segment for $5 million, resulting in a bargain purchase gain of $9 million [$9 million after tax].

(6)	Veoneer Active Safety Business transaction costs

During 2023, we incurred $23 million [$22 million after tax] of transaction costs relating to our acquisition of the Veoneer Active Safety Business ["Veoneer AS"]. Refer to Note 7, "Business Combinations", to the consolidated financial statements included in this Report.

(7)	Operations in Russia

During 2023, we completed the sale of all of our investments in Russia which resulted in a loss of $16 million [$16 million after tax] including a net cash outflow of $23 million.

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $1.54 billion for 2024 compared to $1.61 billion for 2023. The $64 million decrease was a result of the following changes, each as discussed above:

	2024	2023	Change
Sales	$42,836	$42,797	$39

Costs and expenses
Cost of goods sold	37,037	37,185	(148)
Depreciation	1,510	1,436	74
Amortization of acquired intangible assets	112	88	24
Selling, general & administrative	2,061	2,050	11
Interest expense, net	211	156	55
Equity income	(101)	(112)	11
Other expense, net	464	388	76
Income from operations before income taxes	$1,542	$1,606	$(64)

Magna International Inc. Annual Report 2024     7

INCOME TAXES

	2024		2023
Income taxes as reported	$446	28.9%	$320	19.9%
Tax effect on Other expense, net and Amortization of acquired intangible assets	85	(3.8)	70	(1.2)
Adjustments to Deferred Tax Valuation Allowances	(51)	(2.4)	47	2.3
	$480	22.7%	$437	21.0%

During 2024 we increased the valuation allowance against certain deferred tax assets in Austria, which was partially offset by the release of certain valuation allowances in Spain, Czechia and Brazil. In 2023, we released valuation allowances against certain deferred tax assets in Brazil and the United States ["Adjustments to Deferred Tax Valuation Allowances"].

Excluding the tax effect on Other expense, net and Amortization of acquired intangible assets, as well as the Adjustments to Deferred Tax Valuation Allowances our effective income tax rate increased to 22.7% for 2024 compared to 21.0% for 2023 primarily due to unfavourable foreign exchange adjustments recognized for U.S. GAAP purposes. This was partially offset by favourable changes in our reserves for uncertain tax positions.

INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $87 million for 2024 compared to $73 million for 2023. This $14 million increase was primarily due to higher net income at our non-wholly owned operations in China.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. was $1.01 billion for 2024 compared to $1.21 billion for 2023. This $204 million decrease was as a result of an increase in income taxes of $126 million, a decrease in income from operations before income taxes of $64 million and an increase in income attributable to non-controlling interests of $14 million.

EARNINGS PER SHARE

	2024	2023	% Change
Earnings per Common Share
Basic	$3.52	$4.24	-	17%
Diluted	$3.52	$4.23	-	17%
Weighted average number of Common Shares outstanding (millions)
Basic	286.8	286.2	—
Diluted	286.9	286.6	—
Adjusted diluted earnings per share	$5.41	$5.49	-	1%

Diluted earnings per share was $3.52 for 2024 compared to $4.23 for 2023. The $0.71 decrease was as a result of lower net income attributable to Magna International Inc., as discussed above.

Other expense, net, and the Amortization of acquired intangible assets, each after tax, and Adjustments to Deferred Tax Valuation Allowances negatively impacted diluted earnings per share by $1.89 in 2024 and $1.26 in 2023, respectively. Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $5.41 for 2024 compared to $5.49 for 2023, a decrease of $0.08.

8      Magna International Inc. Annual Report 2024

NON-GAAP PERFORMANCE MEASURES - FOR THE YEAR ENDED DECEMBER 31, 2024

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes have on Magna's Adjusted EBIT as a percentage of sales for 2024 compared to 2023:

	Sales	Adjusted EBIT	Adjusted EBIT as a percentage of sales
2023	$42,797	$2,238	5.2%
Increase (decrease) related to:
Body Exteriors & Structures	(512)	(21)	—
Power & Vision	1,086	142	+	0.2%
Seating Systems	(247)	5	—
Complete Vehicles	(352)	6	+	0.1%
Corporate and Other	64	(41)	-	0.1%
2024	$42,836	$2,329	5.4%

Adjusted EBIT as a percentage of sales increased to 5.4% for 2024 compared to 5.2% for 2023 primarily due to:

•	commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis, including the negative impact of a settlement with a supplier during the fourth quarter of 2024;
•	productivity and efficiency improvements, including lower costs at certain underperforming facilities;
•	the negative impact of the UAW labour strikes during 2023; and
•	lower net engineering costs, including spending related to our electrification and active safety business.

These factors were offset by:

•	higher production input costs net of customer recoveries, including labour, partially offset by lower prices for certain commodities;
•	reduced earnings on lower assembly volumes;
•	reduced earnings on lower sales;
•	higher net warranty costs;
•	acquisitions, net of divestitures, during and subsequent to 2023; and
•	higher restructuring costs.

Magna International Inc. Annual Report 2024     9

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital decreased to 9.5% for 2024 compared to 10.0% for 2023 as a result of higher Average Invested Capital partially offset by an increase in Adjusted After-tax operating profits.

Average Invested Capital increased $1.11 billion to $18.88 billion for 2024 compared to $17.77 billion for 2023, primarily due to:

•	average investment in fixed assets in excess of average depreciation expense on fixed assets; and
•	acquisitions, net of divestitures, during or subsequent to 2023.

These factors were partially offset by:

•	impairments and restructuring related to Fisker during 2024;
•	a decrease in average operating assets and liabilities;
•	the net weakening of foreign currencies against the U.S. dollar; and
•	lower net investments in public and private equity companies and public company warrants.

10      Magna International Inc. Annual Report 2024

SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	Sales			Adjusted EBIT
	2024	2023	Change	2024	2023	Change
Body Exteriors & Structures	$16,999	$17,511	$(512)	$1,283	$1,304	$(21)
Power & Vision	15,391	14,305	1,086	810	668	142
Seating Systems	5,800	6,047	(247)	223	218	5
Complete Vehicles	5,186	5,538	(352)	130	124	6
Corporate and Other	(540)	(604)	64	(117)	(76)	(41)
Total reportable segments	$42,836	$42,797	$39	$2,329	$2,238	$91

BODY EXTERIORS & STRUCTURES

	2024	2023	Change
Sales	$16,999	$17,511	$(512)	- 3%
Adjusted EBIT	$1,283	$1,304	$(21)	- 2%
Adjusted EBIT as a percentage of sales	7.5%	7.4%		+ 0.1%

Sales – Body Exteriors & Structures

Sales decreased 3% or $512 million to $17.00 billion for 2024 compared to $17.51 billion for 2023, primarily due to:

•	the end of production of certain programs, including the:

•	Dodge Charger;
•	Chevrolet Bolt EV;
•	Ford Edge; and
•	Chevrolet Camaro;

•	lower production on certain programs;
•	divestitures during 2024, which decreased sales by $146 million;
•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $58 million; and
•	net customer price concessions.

These factors were partially offset by:

•	the launch of programs during or subsequent to 2023, including the:

•	Ford F-Series Super Duty;
•	Chevrolet Silverado EV and GMC Sierra EVs;
•	GMC Hummer EV SUV; and
•	Chevrolet Equinox & Blazer EVs;

•	the negative impact of the UAW labour strikes, which negatively impacted 2023 sales by approximately $200 million; and
•	commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis.

Magna International Inc. Annual Report 2024     11

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT decreased $21 million to $1,283 million for 2024 compared to $1,304 million for 2023 while Adjusted EBIT as a percentage of sales increased to 7.5% from 7.4%. Adjusted EBIT was lower primarily as a result of reduced earnings on lower sales. Excluding the impact of lower sales, Adjusted EBIT and Adjusted EBIT as a percentage of sales were higher primarily due to:

•	commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis;

•	productivity and efficiency improvements, including lower costs at certain underperforming facilities;

•	the negative impact of the UAW labour strikes during 2023; and

•	higher net transactional foreign exchange gains in 2024 compared to 2023.

These factors were partially offset by:

•	higher production input costs net of customer recoveries, primarily for labour;

•	supply chain premiums, partially as a result of a supplier bankruptcy;

•	higher restructuring costs;

•	higher net warranty costs of $12 million; and

•	provisions related to the insolvency of two Chinese OEMs during 2024.

POWER & VISION

	2024	2023	Change
Sales	$15,391	$14,305	$1,086	+	8%
Adjusted EBIT	$810	$668	$142	+	21%
Adjusted EBIT as a percentage of sales	5.3%	4.7%		+	0.6%

Sales – Power & Vision

Sales increased 8% or $1.09 billion to $15.39 billion for 2024 compared to $14.31 billion for 2023, primarily due to:

•	the launch of programs during or subsequent to 2023, including the:

•	Chery Jetour Traveller;

•	Chery Tiggo 8;

•	Chevrolet Equinox & Blazer EVs; and

•	BMW X2;

•	acquisitions, net of divestitures, during or subsequent to 2023, which increased sales by $614 million;

•	the negative impact of the UAW labour strikes, which negatively impacted 2023 sales by approximately $80 million; and

•	customer price increases to partially recover certain higher production input costs.

12      Magna International Inc. Annual Report 2024

These factors were partially offset by:

•	lower production on certain programs;

•	the end of production of particular programs, including the:

•	Dodge Charger;

•	Fisker Ocean;

•	Chevrolet Camaro; and

•	Mini Clubman;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $84 million; and

•	net customer price concessions.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT increased $142 million to $810 million for 2024 compared to $668 million for 2023 and Adjusted EBIT as a percentage of sales increased to 5.3% from 4.7%. These increases were primarily as a result of:

•	increased earnings on higher sales, including improved margins from operational excellence and cost initiatives;

•	commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis, including the negative impact of a settlement with a supplier during the fourth quarter of 2024;

•	lower net engineering costs, including spending related to our electrification and active safety businesses; and

•	the negative impact of the UAW labour strikes during 2023.

These factors were partially offset by:

•	higher net warranty costs of $46 million;

•	higher launch costs;

•	lower equity income;

•	lower tooling contribution;

•	higher production input costs net of customer recoveries, primarily for labour; and

•	acquisitions, net of divestitures, during or subsequent to 2023.

SEATING SYSTEMS

	2024	2023	Change
Sales	$5,800	$6,047	$(247)	-	4%
Adjusted EBIT	$223	$218	$5	+	2%
Adjusted EBIT as a percentage of sales	3.8%	3.6%		+	0.2%

Magna International Inc. Annual Report 2024     13

Sales – Seating Systems

Sales decreased 4% or $247 million to $5.80 billion for 2024 compared to $6.05 billion for 2023, primarily due to:

•	the end of production of certain programs, including the:

•	Chevrolet Bolt EV;

•	Ford Edge;

•	Skoda Superb; and

•	Lincoln Nautilus;

•	lower production on certain programs, including the Jeep Grand Cherokee;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $18 million; and

•	net customer price concessions.

These factors were partially offset by:

•	the launch of programs during or subsequent to 2023, including the:

•	BYD Qin L;

•	Mini Countryman;

•	Skoda Kodiaq; and

•	BYD Seal U DM-i;

•	customer price increases to partially recover certain higher production input costs; and

•	the negative impact of the UAW labour strikes, which negatively impacted 2023 sales by approximately $45 million.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT increased $5 million to $223 million for 2024 compared to $218 million for 2023 and Adjusted EBIT as a percentage of sales increased to 3.8% from 3.6%. These increases were primarily due to:

•	commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis;

•	lower launch costs;

•	lower net foreign exchange losses, primarily due to the weakening in 2023 of the Argentine peso against the U.S. dollar; and

•	the negative impact of the UAW labour strikes during 2023.

These factors were partially offset by:

•	reduced earnings on lower sales;

•	provisions related to the insolvency of a Chinese OEM during 2024; and

•	higher restructuring costs.

14      Magna International Inc. Annual Report 2024

COMPLETE VEHICLES

	2024	2023	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	71.9	105.1	(33.2)	-	32%
Sales	$5,186	$5,538	$(352)	-	6%
Adjusted EBIT	$130	$124	$6	+	5%
Adjusted EBIT as a percentage of sales	2.5%	2.2%		+	0.3%

(i)	Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales decreased 6% or $352 million to $5.19 billion for 2024 compared to $5.54 billion for 2023 and assembly volumes decreased 32%. The decrease in sales is substantially a result of lower assembly volumes, including the end of production of the BMW 5-Series  and Jaguar E-Pace. The impact of lower assembly volumes was partially offset by:

•	higher engineering revenue;

•	commercial items during 2024 and 2023, which had a net favourable impact on a year-over-year basis;

•	customer price increases to partially recover certain higher production input costs; and

•	a $9 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT increased $6 million to $130 million for 2024 compared to $124 million for 2023 while Adjusted EBIT as a percentage of sales increased to 2.5% from 2.2%. These increases were primarily due to:

•	commercial items in 2024 and 2023, which had a net favourable impact on a year-over-year basis;

•	higher engineering margins on higher engineering sales;

•	lower restructuring costs; and

•	lower launch, engineering and other costs.

These factors were partially offset by:

•	reduced earnings on lower assembly volumes; and

•	higher production input costs net of customer recoveries, primarily for labour.

Magna International Inc. Annual Report 2024     15

CORPORATE AND OTHER

Adjusted EBIT was a loss of $117 million for 2024 compared to a loss of $76 million for 2023. The $41 million decrease was primarily the result of:

•	net transactional foreign exchange losses in 2024 compared to net transactional foreign exchange gains in 2023;

•	increased investments in research, development and new mobility;

•	a decrease in fees received from our divisions; and

•	higher costs to accelerate operational excellence activities.

These factors were partially offset by:

•	lower incentive compensation; and

•	a gain on the sale of an equity-method investment during 2024.

16      Magna International Inc. Annual Report 2024

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	2024	2023	Change
Net income	$1,096	$1,286
Items not involving current cash flows	1,857	1,642
	2,953	2,928	$25
Changes in operating assets and liabilities	681	221	460
Cash provided from operating activities	$3,634	$3,149	$485

Cash provided from operating activities

Comparing 2024 to 2023, cash provided from operating activities increased $485 million primarily as a result of:

•	a $1.18 billion increase in cash received from customers;

•	a $122 million decrease in cash taxes; and

•	higher dividends received from equity investments of $30 million.

These factors were partially offset by:

•	a $588 million increase in cash paid for materials and overhead;

•	a $202 million increase in cash paid for labour; and

•	a $53 million increase in cash interest paid.

Changes in operating assets and liabilities

During 2024, we generated $681 million from operating assets and liabilities primarily consisting of:

•	a $478 million decrease in tooling investment for current and upcoming program launches;

•	a $369 million increase in other accrued liabilities;

•	a $186 million decrease in production and other receivables; and

•	a $96 million increase in taxes payable.

These factors were partially offset by:

•	a $271 million decrease in accounts payable;

•	a $143 million increase in production inventory; and

•	a $35 million increase in prepaids and other.

Magna International Inc. Annual Report 2024     17

INVESTING ACTIVITIES

	2024	2023	Change
Fixed asset additions	$(2,178)	$(2,500)
Increase in investments, other assets and intangible assets	(617)	(562)
Increase in public and private equity investments	(12)	(11)
Fixed assets, investments, other assets and intangible assets additions	(2,807)	(3,073)
Proceeds from dispositions	219	122
Net cash inflow (outflow) from disposal of facilities	82	(48)
Acquisitions	(86)	(1,504)
Cash used for investing activities	$(2,592)	$(4,503)	$1,911

Cash used for investing activities in 2024 was $1.91 billion lower compared to 2023. The change between 2024 and 2023 was primarily due to the acquisition of Veoneer AS during the second quarter of 2023, a $322 million decrease in cash used for fixed assets, higher proceeds from dispositions during 2024, primarily related to the sale of an equity method investment during the first quarter of 2024, and the net cash inflow from the disposal of our Body Exteriors & Structures operations in India during the third quarter of 2024. These factors were partially offset by a $55 million increase in cash used for investments, other assets and intangible assets.

FINANCING ACTIVITIES

	2024	2023	Change
Issues of debt	$778	$2,083
Issue of Common Shares on exercise of stock options	30	20
Contributions to subsidiaries by non-controlling interests	—	11
Tax withholdings on vesting of equity awards	(8)	(11)
Dividends paid to non-controlling interest	(46)	(74)
(Decrease) increase in short-term borrowings	(182)	487
Repurchase of Common Shares	(207)	(13)
Dividends paid	(539)	(522)
Repayments of debt	(815)	(644)
Cash (used for) provided from financing activities	$(989)	$1,337	$(2,326)

During 2024, we issued the following Senior Notes [the "Senior Notes"]:

Amount in USD at
	Settlement Date	Issuance Date	Maturity Date
$400 million Senior Notes at 5.05%	March 14, 2024	$397 million	March 14, 2029
Cdn$450 million Senior Notes at 4.800%	May 30, 2024	$328 million	May 30, 2029

Net cash proceeds received from the Senior Notes issuances was $725 million, which were issued for general corporate purposes, including the repayment of debt that matured in June 2024.

The Senior Notes are unsecured obligations and do not include any financial covenants. We may redeem the Senior Notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes. Refer to Note 16, "Debt" of our audited consolidated financial statements for the year ended December 31, 2024.

18      Magna International Inc. Annual Report 2024

Short-term borrowings decreased $182 million in 2024 primarily due to our increase in cash from operating activities enabling us to repay notes under the euro-commercial paper program and U.S. commercial paper program.

During 2024, we repurchased 4.7 million Common Shares under normal course issuer bids for aggregate cash consideration of $207 million.

Cash dividends paid per Common Share were $1.90 for 2024 compared to $1.84 for 2023.

FINANCING RESOURCES

	2024	2023	Change
Liabilities
Short-term borrowings	$271	$511
Long-term debt due within one year	708	819
Current portion of operating lease liabilities	293	399
Long-term debt	4,134	4,175
Operating lease liabilities	1,662	1,319
	$7,068	$7,223	$(155)

Financial liabilities decreased $155 million to $7.07 billion as at December 31, 2024 primarily as a result of the repayment of $750 million in Senior Notes during the second quarter of 2024, and the repayment of notes under the euro-commercial paper program and U.S. commercial paper program. These decreases were partially offset by the issuance of $400 million of Senior Notes during the first quarter of 2024, and the issuance of Cdn$450 million of Senior Notes during the second quarter of 2024.

CASH RESOURCES

In 2024, our cash resources remain substantially unchanged at $1.2 billion, primarily as a result of cash provided from operating activities being substantially offset by cash used for investing and financing activities, as discussed above. In addition to our cash resources at December 31, 2024, we had term and operating lines of credit totaling $4.1 billion, of which $3.3 billion was unused and available.

On March 28, 2024, we amended our $2.7 billion syndicated revolving credit facility, including to extend the maturity date from June 24, 2028 to June 25, 2029. As of December 31, 2024, we have no amounts outstanding under this credit facility.

On May 10, 2024, we amended our $800 million 364-day syndicated revolving credit facility, including to extend the maturity date from June 24, 2024 to June 24, 2025. As of December 31, 2024, we have not borrowed any funds under this credit facility.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at February 26, 2025 were exercised:

Common Shares	281,688,546
Stock options (i)	5,905,458
287,594,004

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Magna International Inc. Annual Report 2024     19

CONTRACTUAL OBLIGATIONS

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2024, we had contractual obligations requiring annual payments as follows:

	2025	2026- 2027	2028- 2029	Thereafter	Total
Operating leases	$379	$631	$494	$1,006	$2,510
Long-term debt	709	1,060	1,021	2,072	4,862
Unconditional purchase obligations:
Materials and services	3,064	1,042	903	830	5,839
Capital	956	192	33	18	1,199
Total contractual obligations	$5,108	$2,925	$2,451	$3,926	$14,410

Our unfunded obligation with respect to employee future benefit plans, which have been actuarially determined, was $478 million at December 31, 2024. These obligations are as follows:

		Retirement	Termination and
	Pension	Medical	Long-term Service
	Liability	Liability	Arrangements	Total
Projected benefit obligation	$475	$17	$391	$883
Less plan assets at fair value	(405)	—	—	(405)
Ending funded status – Plan deficit	$70	$17	$391	$478

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in U.S. dollars, Canadian dollars and Mexican pesos. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in U.S. dollars, Canadian dollars and Mexican pesos. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros. Our European operations' material, equipment and labour are principally paid for in euros and U.S. dollars.

Our Asian operations negotiate sales contracts with OEMs for payment principally in Chinese renminbi. Our Asian operations' material, equipment and labour are paid for principally in Chinese renminbi.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price or material purchases have been quoted in foreign currencies and for labour in countries where the local currency is not the divisions' functional currency. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, Chinese renminbi or Mexican peso, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

20      Magna International Inc. Annual Report 2024

NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	2024	2023
Net income	$1,096	$1,286
Add :
Amortization of acquired intangible assets	112	88
Interest expense, net	211	156
Other expense, net	464	388
Income taxes	446	320
Adjusted EBIT	$2,329	$2,238

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	2024	2023
Sales	$42,836	$42,797
Adjusted EBIT	$2,329	$2,238
Adjusted EBIT as a percentage of sales	5.4%	5.2%

ADJUSTED DILUTED EARNINGS PER SHARE

	2024	2023
Net income attributable to Magna International Inc.	$1,009	$1,213
Add (deduct):
Amortization of acquired intangible assets	112	88
Other expense, net	464	388
Tax effect on Amortization of acquired intangible assets and Other expense, net	(85)	(70)
Adjustments to Deferred Tax Valuation Allowances	51	(47)
Adjusted net income attributable to Magna International Inc.	$1,551	$1,572
Diluted weighted average number of Common Shares outstanding during the period (millions)	286.9	286.6
Adjusted diluted earnings per share	$5.41	$5.49

Magna International Inc. Annual Report 2024     21

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the twelve month period is averaged on a five-fiscal quarter basis.

	2024	2023
Net Income	$1,096	$1,286
Add (deduct):
Interest expense, net	211	156
Amortization of acquired intangible assets	112	88
Other expense, net	464	388
Tax effect on Interest expense, net, Amortization of acquired intangible assets and Other expense, net	(133)	(102)
Adjustments to Deferred Tax Valuation Allowances	51	(47)
Adjusted After-tax operating profits	$1,801	$1,769

	2024	2023
Total Assets	$31,039	$32,255
Excluding:
Cash and cash equivalents	(1,247)	(1,198)
Deferred tax assets	(819)	(621)
Less Current Liabilities	(12,097)	(13,234)
Excluding:
Short-term borrowing	271	511
Long-term debt due within one year	708	819
Current portion of operating lease liabilities	293	399
Invested Capital	$18,148	$18,931

	2024	2023
Adjusted After-tax operating profits	$1,801	$1,769
Average Invested Capital	$18,875	$17,771
Adjusted Return on Invested Capital	9.5%	10.0%

SUBSEQUENT EVENT

NORMAL COURSE ISSUER BID

Subsequent to December 31, 2024, we purchased 1,187,382 Common Shares for cancellation and 92,928 Common Shares to satisfy stock-based compensation awards each under our existing normal course issuer bid for cash consideration of $51 million.

22      Magna International Inc. Annual Report 2024

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are more fully described in Note 2, "Significant Accounting Policies", to the consolidated financial statements included in this Report. The preparation of the audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements. These estimates and assumptions are based on our historical experience, and various other assumptions we believe to be reasonable in the circumstances. Since these estimates and assumptions are subject to an inherent degree of uncertainty, actual results in these areas may differ significantly from our estimates.

We believe the following critical accounting policies and estimates affect the more subjective or complex judgements and estimates used in the preparation of our consolidated financial statements and accompanying notes. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

revenue recognition - complete vehicle assembly arrangements

Our complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services, some of which may be implicitly contracted. Each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or as a reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost plus a margin approach and recognized as revenue.

Additionally, as the terms of our complete vehicle assembly contracts with customers differ with respect to the ownership of components related to the assembly process, we must determine whether we are acting as principal in these arrangements, or acting as an agent in which case the revenue recognized would principally reflect the assembly fee.

Significant interpretation and judgment is sometimes required to determine the appropriate accounting for these contracts including: (i) combining contracts that may impact the allocation of the transaction price between products and services; (ii) determining whether performance obligations are considered distinct and are required to be accounted for separately or combined; and (iii) the allocation of the transaction price to each distinct performance obligation and determining when to recognize revenue.

Impairment Assessments – goodwilL, long-lived assetS, AND EQUITY METHOD INVESTMENTS

We review goodwill at the reporting unit level for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Goodwill impairment is assessed by comparing the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. If a reporting unit's carrying amount exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

In addition to our review of goodwill, we evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer, or the early termination, loss, renegotiation of the terms of, significant volume decrease in, or delay in the implementation of, any significant production contract. If the sum of the undiscounted future cash flows expected to result from the assets, without interest charges, is less than the carrying amount of the assets, an asset impairment may be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated as the difference between the fair value and carrying amount of the asset.

As of December 31, 2024, we had equity method investments of $794 million. We monitor our investments for indicators of other-than-temporary declines in value on an ongoing basis in accordance with U.S. GAAP. If we determine that an other-than-temporary decline in value has occurred, we recognize an impairment loss, which is measured as the difference between the book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows.

We believe that the impairment assessments for goodwill, long-lived assets, and equity method investments contain "critical accounting estimates" because: (i) they are subject to significant measurement uncertainty and are susceptible to change, which could materially impact our assessment for fair value, as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes, the appropriate discount rates (based on a weighted average cost of capital ranging from 11% to 16% at December 31, 2024); and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

Magna International Inc. Annual Report 2024     23

Warranty

We record product warranty costs, which include product liability and recall costs. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. For certain products, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience.

Product liability and recall provisions are established based on our best estimate of the amounts necessary to settle existing claims. These estimates typically require assumptions from management regarding: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. In making this estimate, judgement is also required as to the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier. Where applicable, insurance recoveries related to such provisions are also recorded.

We monitor warranty activity on an ongoing basis and revise our best estimate as necessary. Due to the uncertainty and potential volatility of the factors contributing to developing estimates of the amounts necessary to settle existing claims, actual product liability costs could be materially different from our best estimate.

Income Taxes

The determination of tax liabilities involves dealing with uncertainties in the application of complex tax laws. Significant judgement and estimates are required in determining our provision for income taxes, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

At December 31, 2024, we had gross unrecognized tax benefits of $204 million excluding interest and penalties, of which $135 million, if recognized, would affect our effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect our effective tax rate due primarily to the impact of the valuation allowances on deferred tax assets.

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between financial statement carrying value of existing assets and liabilities and their respective tax bases and tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a "more-likely-than-not" standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets. On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets in order to avoid the potential loss of these tax benefits. Changes in our estimates, due to unforeseen events or otherwise, could have a material impact on our financial condition and results of operations. Refer to Note 12, "Income Taxes" of the notes to the consolidated financial statements for additional information.

Employee Future Benefit Plans

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post-retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

At December 31, 2024, we had past service costs and actuarial experience losses of $156 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

24      Magna International Inc. Annual Report 2024

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 23, "Contingencies" of our audited consolidated financial statements for the year ended December 31, 2024.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our Annual Information Form, filed with the securities commissions in Canada, our Annual Report on Form 40-F, filed with the United States Securities and Exchange Commission, and subsequent filings.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended [the "Exchange Act"]), are designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2024, under the supervision, and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission ["SEC"]) are effective as of December 31, 2024.

Management's Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission ["COSO"] Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting.

Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2024, such internal control over financial reporting is effective. The Company's internal control over financial reporting as of December 31, 2024, has been audited by Deloitte LLP, an Independent Registered Public Accounting Firm, who also audited the Company's consolidated financial statements for the year ended December 31, 2024. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting. This report precedes our audited consolidated financial statements for the year ended December 31, 2024.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2024 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

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RISK FACTORS

Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to risks and uncertainties. The following are the more significant risks:

Macroeconomic, geopolitical and other risks

•	Threats to Free Trade Agreements: Historical growth in the automotive industry has been aided by the free movement of goods, services, people and capital through bilateral and regional trade agreements, particularly in North America pursuant to the North American Free Trade Agreement (1994 – 2020) and the United States-Mexico-Canada Agreement ["USMCA"] (2020 – Present). The current U.S. administration has indicated its intent to renegotiate the USMCA and may proceed with tariffs on goods imported into the United States from Canada, Mexico, Europe and China. Taken together with any retaliatory measures that may be enacted by these countries, such measures will increase our input costs, the prices our U.S. customers pay for our products, and borrowing costs for consumers. In turn, this further decreases vehicle affordability for consumers which could have a material adverse effect on the demand for our products, our sales, profitability and competitive position.

•	International Trade Disputes: International trade disputes could, among other things, reduce demand for and production of vehicles, disrupt global supply chains, distort commodity pricing, impair the ability of automotive suppliers and vehicle manufacturers to make efficient long-term investment decisions, create volatility in relative foreign exchange rates, and contribute to stock market volatility. The imposition of sanctions, tariffs and/or the escalation of trade disputes which interfere with automotive supply chains could have an adverse effect on our operations, profitability and ability to effectively execute our corporate strategy.

•	Interest Rates: Key lending rates in North America and Europe remain elevated compared to levels experienced prior to 2020. Although rates have eased in all regions, the risk remains that rates could increase in the U.S. if inflation fails to decrease. The availability and cost of credit are both factors affecting consumer confidence, which is a critical driver of vehicle sales and thus automotive production. A material, sustained decrease in consumer demand for vehicles could result in further reductions to vehicle production from levels assumed in our business plan, which could have a material adverse effect on our profitability and financial condition. Higher interest rates will also have an adverse effect on our borrowing costs and, if prolonged, could have an adverse effect on our profitability.

•	Geopolitical Risks: The occurrence of geopolitical crises could create a number of risks, including: disruption of energy supplies (particularly natural gas and oil), shipping/transportation and logistics, vehicle production and/or supply chains; weakening economic growth and consumer confidence; increasing physical or cybersecurity threats; and/or worsening other risks described elsewhere in these Risk Factors, such as commodity prices, relative foreign exchange rates and risks of doing business in foreign markets. An expansion or worsening of existing geopolitical crises, or the occurrence of significant new geopolitical risks, could have a material adverse effect on our business and operations.

RISKS RELATED TO THE AUTOMOTIVE INDUSTRY

•	North American Electric Vehicle Program Deferrals, Cancellations and Volume Reductions. Certain OEMs, primarily in North America, have been updating their Electric Vehicle ["EV"] strategies by deferring or cancelling planned EV programs and/or reducing production volumes below the levels to which we previously quoted. We are pursuing commercial recoveries from our customers as a result of these actions, but we may be unable to fully recover various pre-production, tooling, engineering, and other costs incurred in advance of production, or unable to recover them within the timeframe originally contemplated in our business plan. We may also experience production inefficiencies, including as a result of unutilized or underutilized production capacity and/or disruptions to our workforce plans at affected facilities. The deferral or cancellation of EV programs, or reduction in planned production volumes, combined with the failure to secure commercial recoveries from our customers to offset associated costs and inefficiencies, may have a material adverse effect on our profitability.

•	Economic Cyclicality: Ordinarily, the global automotive industry is cyclical, with potential for regional differences in the timing of expansion and contraction of economic cycles. In normal industry cycles, lower consumer confidence typically translates to lower vehicle sales and production volumes. Examples of factors which often reduce consumer confidence include: worsening economic, political, and other conditions; consumer perceptions and general trends related to the job, housing, and stock markets; military conflicts; increasing inflation (particularly fuel and energy prices); and rising interest rates. A significant decline in vehicle production volumes from levels assumed in our business plan could have a material adverse effect on our profitability and financial condition.

•	Regional Production Volume Declines: North America, Europe and China are key automotive producing regions for us, and our operating results are primarily dependent on car and light truck production by our customers in these regions. A significant or sustained decline in vehicle production volumes in any or all these geographic regions could have a material adverse effect on our operations, sales, and profitability.

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•	Deteriorating Vehicle Affordability: Vehicle affordability to consumers is becoming more challenged due to a combination of factors, including: higher prices for vehicles; costs related to advanced electronic systems; elevated vehicle finance costs; and changes in relative foreign exchange rates. A material, sustained decrease in consumer demand for vehicles due to deteriorating vehicle affordability could result in reductions to vehicle production from levels assumed in our business plan, which could have a material adverse effect on our profitability and financial condition.

•	Uncertain Pace of EV Adoption: Although the number of electric vehicles sold globally continues to grow, the rate of growth has moderated in some markets due to consumer uncertainty related to issues such as: vehicle affordability; reduced availability of government subsidies for the purchase of EVs; concerns regarding evolving battery technologies; anxiety regarding driving range; inadequacy of charging infrastructure; the growth of new, EV-focused OEMs and/or new EV models with little or no operating and warranty history; and rapid depreciation and deterioration in residual values for EVs. If planned production volumes for EV programs do not materialize, we may not be able to recover our capital investments related to such programs, or to recover such investments within the timeframes contemplated, which could have a material adverse effect on our profitability and financial condition.

•	Intense Competition: The automotive supply industry is highly competitive and becoming more so. Some of our competitors have higher or more rapidly growing market share than we do in certain product or geographic markets. Additionally, a number of established electronics, semiconductor chip and contract manufacturing companies have entered or expanded their presence in the automotive industry. At the same time, disruptive technology innovators have been introducing novel product and service solutions which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors could affect our ability to fully implement our corporate strategy.

STRATEGIC RISKS

•	Evolution of the Vehicle: The success of our corporate strategy is correlated to our ability to grow our business and capabilities in product areas which demonstrate long-term growth. Some systems in our product portfolio are expected to decline over the long-term, including manual transmissions, mechanical all-wheel drive/four-wheel drive systems and fuel tank systems. The failure to grow our sales of higher growth products at or above the industry rates of growth for such products could have a material adverse effect on our profitability and financial condition.

•	Evolving Business Risk Profile: The risk profile of our business continues to evolve due to our exposure to product areas such as battery enclosures, electrified powertrains, and ADAS and electronics. As a result, we may face new or heightened risks, including: forecasting, planning and capital allocation risks due to uncertainties regarding the shift from ICE to EV production volumes, take-rates for ADAS systems and/or features offered to consumers as optional items; reduction in demand for certain products which are unique to ICE vehicles; challenges in quoting for profitable returns on products with leading-edge technologies; rigorous testing and validation requirements from OEM customers for complex new products; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks; increased counterparty risk; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our operations, profitability, or financial condition.

•	Technology and Innovation: While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing significant electrical, electronic, and software-driven change and disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be significant factors in our ability to remain competitive. Additionally, our success is dependent on our ability to attract, develop and retain employees with the required technical and/or software skills. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage in bidding for new business and may not be able to recover some or all our engineering, research, and development costs, which could have a material adverse effect on our profitability and financial condition and ability to fully implement our corporate strategy.

•	Investments in Mobility and Technology Companies: In addition to our development activities, we have invested in various mobility and technology companies, as well as funds that invest in such companies, and may continue to do so in the future. However, investing in such companies involves a high degree of risk, including the potential loss of some or all our investment value. There is currently no public market for the shares or units of some of these investments and, as a result, we may be unable to monetize such investments in the future. In some cases, we may have shares or share purchase warrants with technology-driven suppliers with which we have commercial supply relations; while the value of such equity may be affected by the commercial prospects of such programs, our ability to exit our investments may be impaired by the existence of our commercial supply relationship. Investments in companies or funds which are currently or subsequently become publicly traded are "marked-to-market" quarterly, which may result in us recording unrealized gains or losses in any given quarter. The realization of any of the foregoing investment-related risks could have an adverse effect on our profitability and financial condition.

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CUSTOMER-RELATED RISKS

•	Customer Concentration: Although we supply parts to all major OEMs, a significant majority of our sales are to six customers: General Motors, Daimler, Ford, BMW, Volkswagen and Stellantis. Additionally, growth rates of OEMs differ by region and segment, with significant growth by some EV-focused OEMs in certain markets, such as China. Shifts in market share away from our top customers could have a material adverse effect on our profitability to the extent we are unable to offset such lost sales with sufficient sales growth with alternative OEMs.

•	Market Shifts: While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Additionally, in recent years, we have experienced a concentration in content on certain EV models. Shifts in market shares away from vehicles on which we have significant content, as well as vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our sales and profitability.

•	Growth of EV-Focused OEMs: A number of EV-focused OEMs, including Tesla, BYD, Geely, Nio, SAIC, XPeng, and Rivian, have emerged in recent years. Despite significant tariffs and other protectionist headwinds, some China-based, EV-focused OEMs, such as BYD and Geely, have entered the European market with vehicles exported from China, while both BYD and Chery have announced plans to manufacture EVs in European countries. While we are targeting growth with some of the newer EV-focused OEMs, we do not have relations with all, nor are such relationships as well established as those with our traditional customers. The failure to sufficiently grow our sales to those EV-focused OEMs which achieve significant commercial success could adversely impact our long-term strategy. At the same time, the failure of newer EV-focused OEMs to which we supply systems could adversely impact the success of our customer diversification strategy, as well as create counterparty risks described below.

•	Risks of Conducting Business with Newer EV-Focused OEMs: Conducting business with newer EV-focused OEMs poses incremental risks and challenges compared to our traditional customers, including as a result of: their relatively short operating histories; limited financial, liquidity/capital or other resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate our counterparty risks in dealing with such OEMs, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized pre-production expenditures; as well as other statutory warranty, recall and third-party claims related to our role as contract manufacturer or supplier of components on new vehicles in instances where the OEM is no longer able to assume such costs, such as on the Fisker Ocean SUV. The inability of newer EV-focused OEMs to achieve commercial success, or the bankruptcy or insolvency of any such OEM with which we conduct business, could have a material adverse effect on our profitability and financial condition.

•	Dependence on Outsourcing: We depend on outsourcing by OEMs, including the outsourcing of complete vehicle assembly to our contract vehicle manufacturing business. The extent of such outsourcing is dependent on a number of factors, including: the cost, quality, and timeliness of outsourced production relative to in-house production by an OEM; the degree of unutilized capacity at an OEM's facilities; and collective bargaining agreements and labour relations between OEMs and labour unions. Currently, many OEMs have excess vehicle assembly capacity. Additionally, since EVs have fewer components than vehicles with internal combustion engines, some OEMs may insource production of certain components or systems to maintain employment levels committed to in collective bargaining agreements and/or in connection with government incentives. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

•	Customer Cooperation and Consolidation: Competing OEMs have cooperated and collaborated in different ways to save costs, including through: joint purchasing activities; platform sharing; powertrain sharing; joint R&D; and regional joint ventures. Additionally, the automotive industry has previously experienced OEM consolidation. While OEM cooperation and consolidation may present opportunities, they also present a risk that we could lose future business or experience even greater pricing pressure on certain production programs, either of which could have an adverse effect on our profitability.

•	Consumer Take Rate Shifts: Shifts in consumer preferences may impact "take rates" for certain types of products we sell. Examples of such products include: all-wheel drive systems; power liftgates; active aerodynamics systems; ADAS; and complete vehicles with certain option packages or option choices. Where shifts in consumer preferences result in higher "take rates" for products that we do not sell or for products we sell at a lower margin, our profitability may be adversely affected.

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•	Customer Purchase Orders: Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer's annual requirements rather than a specific quantity of products and can be terminated by a customer at any time. We may have various pre-production, tooling, engineering, dedicated program capital, and other costs incurred in advance of production which cannot easily be recovered from our customers if a purchase order is terminated and/or if forecast production volumes fail to materialize within the timeframe contemplated in our business plan. We may also experience production inefficiencies, including as a result of unutilized or underutilized production capacity and/or disruptions to our workforce plans at facilities affected by the cancellation or reduction of production volumes. The failure to secure commercial recoveries from customers to offset such costs and other operating inefficiencies may have a material adverse effect on our profitability.

•	Potential OEM Production-Related Disruptions: Any significant OEM production disruptions, including as a result of labour unrest at customer or sub-supplier facilities, would lead to disruptions to our production, which could have a material adverse effect on our sales, and profitability.

SUPPLY CHAIN RISKS

•	Supply Base: We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. The financial health of automotive suppliers is impacted by a number of factors, including economic conditions and production volumes. A significant worsening of economic conditions or reduction in production volumes could deteriorate the financial condition of our supply base, which could lead to, among other things: disruptions in the supply of critical components to us or our customers; and/or temporary shutdowns of one of our production lines or the production lines of one of our customers; all of which could have a material adverse effect on our profitability.

•	Supplier Claims: Input cost increases, shortfalls in vehicle production volumes, program deferrals or cancellations, and other circumstances could give rise to commercial or legal cost recovery claims against us by our suppliers, which could have an adverse effect on our profitability.

•	Supply Chain Disruptions: OEMs and Tier 1 automotive suppliers may experience supply disruptions or constraints on other critical manufacturing inputs, for a number of different reasons, including: government regulation or intervention; geopolitical and/or military conflict; interruption of shipping or other transportation routes; natural catastrophes; labour disruptions; and pandemics. Supply chain disruptions which prevent us from timely supplying products to our customers could result in a range of potential adverse consequences, including: unrecoverable price increases; elevated, unrecoverable costs such as those for premium freight or re-sourcing of supply; penalties, business interruption claims, or other commercial claims by our customers and suppliers; loss of future business; and reputational damage. The impacts of prolonged supply chain disruptions or constraints could have a material adverse effect on our operations and profitability.

•	Regional Energy Supply and Pricing: Regional energy supplies have from time to time been disrupted due to geopolitical and military conflict, supply/demand imbalances, government regulation, severe weather events, and challenges related to the transition to renewable energy generation. Unforeseen supply disruptions, demand spikes, prolonged energy disruptions and/or significant energy price increases could have a material adverse effect on our operations and profitability.

MANUFACTURING / OPERATIONAL RISKS

•	Product Launch: The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing and frequency of design changes by our customers relative to the start of production; product maturity and complexity; production readiness of our own, as well as our customers' and suppliers' manufacturing facilities; robustness of manufacturing and validation processes; launch volumes; quality and production readiness of tooling and equipment; sufficiency of skilled employees; and initial product quality. Failure by us to successfully launch a new product or complete vehicle could result in commercial or litigation claims against us which could have a material adverse effect on our profitability. Additionally, a significant product or program launch failure could adversely affect our reputation and/or ability to execute our strategy.

•	Operational Underperformance: From time to time, we may have operating divisions which are not performing at expected levels of profitability. The size and complexity of automotive manufacturing operations often makes it difficult to achieve a quick turnaround of underperforming divisions. Significant or prolonged underperformance at any of our operating divisions could have a material adverse effect on our profitability and operations.

•	Restructuring Costs: We may sell some product lines and/or downsize, close, or sell some of our operating divisions. By taking such actions, we will incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

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•	Impairments: We have recorded significant impairment charges related to equity interests in joint ventures, goodwill, and long-lived assets in the past and may do so again in the future. The occurrence of any of a number of potential scenarios could result in indicators of impairment, including: the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract; the technological obsolescence of any of our products or production assets; production volumes that are lower than expected; and the insolvency of a customer. In conducting our impairment analysis, we make forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes. To the extent such forward-looking assumptions are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•	Skilled Labour Attraction/Retention: Our business is based on successfully attracting, developing, and retaining employees at all levels of the company from "shopfloor" to Executive Management. The markets for highly skilled workers, as well as talented professionals and leaders in our industry are extremely competitive, particularly in the major global automotive and technology centres in which many of our operations are located. The inability to meet our needs for skilled workers and talented professionals and leaders, whether through recruitment or internal training and development activities could impact our ability to profitably conduct business and/or effectively implement our strategy.

•	Leadership Expertise and Succession: Effective succession planning programs and practices are critical elements of our overall talent management strategy. While we believe that our leadership development and succession programs have been effective in facilitating leadership transitions to date, our ability to profitably conduct business and/or successfully implement our strategy could be impacted by the failure to: identify, train, develop and support high-performing leaders; ensure effective knowledge transfers from transitioning leaders to successors; and/or otherwise promote organizational robustness and resilience through leadership transitions in critical roles.

PRICING RISKS

•	Quote/Pricing Assumptions: The time between award of new production business and start of production typically ranges between two and four years. Since product pricing is typically determined at the time of award, we are subject to significant pricing risk due to changes in input costs and quote assumptions from the time of award through the start of production. The inability to quote effectively, or the occurrence of a material change in input cost or other quote assumptions between program award and production, could have a material adverse effect on our profitability.

•	Customer Pricing Pressure/Contractual Arrangements: We face ongoing pricing pressure from OEMs, including through: quoting pre-requirements; long-term supply agreements with mutually agreed price reductions over the life of the agreement; non-contractual annual price concession demands; pressure to absorb costs related to product design, engineering and tooling, and/or amortize such costs through the piece price for the product; pressure to assume incremental warranty costs; and OEM refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through commercial negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions, absorb design, engineering, and tooling costs, and/or fully recover such costs over the life of production, could have a material adverse effect on our profitability. Moreover, while we attempt to negotiate contractual terms with our suppliers that align with the contractual terms between us and our OEM customers, we may not always be successful in doing so. Any such gaps between our customer and supplier contract terms could, in certain circumstances, have an adverse effect on our profitability.

•	Commodity Price Volatility: Prices for certain key raw materials and commodities used in our parts, including steel, aluminum, resin, and energy can be volatile. In some cases, our risk is mitigated because we purchase steel, aluminum, and to a more limited extent, resin under customer resale programs. Where such commodity purchases are not made under customer resale programs, we seek to offset commodity price increases by: passing such increases to our customers; engineering products with reduced commodity content; implementing hedging strategies; or otherwise. To the extent we are unable to offset commodity price increases, such additional commodity costs could have an adverse effect on our profitability.

•	Scrap Steel/Aluminum Price Volatility: Some of our manufacturing facilities generate a significant amount of engineered scrap steel and/or aluminum in their manufacturing processes but recover some of the value through the sale of such scrap. Scrap steel and scrap aluminum prices can also be volatile and do not necessarily move in the same direction as steel or aluminum prices. Declines in scrap steel/aluminum prices from time to time could have an adverse effect on our profitability.

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WARRANTY / RECALL RISKS

•	Repair/Replacement Costs: We are responsible for the repair and replacement costs associated with defective products we supply to our customers. Certain of our products, such as transmissions and battery enclosures, typically have a higher unit and labour service cost in the event of replacement. Other products, such as cameras, radars and side door latches, are supplied in multiples of two or four for a single vehicle, which could result in significant cost in the event all need to be replaced. OEMs and/or government regulators can initiate recalls of safety or regulated products, which could place us at risk for the administrative costs of the recall in addition to the repair/replacement costs of defective products, even in situations where we dispute the need for a recall or the responsibility for any alleged defect. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability. To the extent such obligation arises as a result of a product recall, we may face reputational damage, and the combination of administrative and repair/replacement costs could have a material adverse effect on our profitability.

•	Warranty Provisions: In certain circumstances, we are at risk for warranty, product liability and recall costs. We are currently experiencing increased customer pressure to assume greater warranty responsibility. Certain customers seek to impose partial responsibility for warranty costs where the underlying root cause of a product or system failure cannot be determined, or where the root cause is disputed, as in the case of a warranty claim disclosed in the Contingencies note of our consolidated financial statements. Warranty provisions for our products are based on our best estimate of the amounts necessary to settle existing or probable claims related to product defects. Warranty claims which exceed warranty provisions could have a material adverse effect on our profitability. In addition, warranty provisions for our powertrain systems, electronics and complete vehicle programs are also established based on our or our customers' warranty experience with the applicable type of product and, in some cases, the terms in the applicable customer agreements. Actual warranty experience which results in costs that exceed our warranty provisions, could have a material adverse effect on our profitability.

•	Product Liability: We cannot guarantee that the design, engineering, testing, validation, and manufacturing measures we employ to ensure high-quality products will be completely effective, particularly as electronic content and product complexity increases and/or as we enter newer product areas such as e-Drives or ADAS. If our products fail to perform as expected or as required by governmental regulations, and/or to the extent any such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, our customers or government regulators may initiate a product recall of such products and/or third party product liability claims may be brought against us. The defense of product liability claims, particularly class action claims in North America, may be costly and judgements against us could impair our reputation and have a material adverse effect on our profitability.

IT SECURITY / CYBERSECURITY RISKS

•	IT/Cybersecurity Breach: Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: result in theft of funds; cause disruptions in our manufacturing operations; lead to the loss, destruction, or inappropriate use of sensitive data, including employees' personal data; or result in theft of our, our customers' or our suppliers' intellectual property or confidential information. The occurrence of any of the foregoing could adversely affect our operations and/or reputation and could lead to claims against us that could have a material adverse effect on our profitability.

•	Product Cybersecurity: The risk of vehicle cyber-attacks has risen with the proliferation of technology designed to connect vehicles to external networks. Although vehicle and systems-level cybersecurity controls and protections are typically managed and/or specified by our OEM customers, we cannot provide assurance that such controls and protections will be effective in preventing cyber intrusion through one of our products. Furthermore, an OEM customer may still seek to hold us financially responsible, even where the OEM specified the cybersecurity controls and protections. Any such cyber intrusion could cause reputational damage and lead to claims against us that have an adverse effect on our profitability.

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ACQUISITION RISKS

•	Inherent Merger and Acquisition Risks: Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax, or other risks. While due diligence on an acquisition target is intended to mitigate such risks, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, we may identify risks and liabilities that we are not able to sufficiently mitigate through appropriate contractual indemnities or other protections. The realization of any such risks could have a material adverse effect on our profitability.

•	Acquisition Integration and Synergies: We may not be able to successfully integrate or achieve anticipated synergies from our acquisitions and/or such acquisitions may be dilutive in the short to medium term. Either of these outcomes could have a material adverse effect on our profitability.

OTHER BUSINESS RISKS

•	Joint Ventures: We conduct certain of our operations through joint ventures with contractual arrangements under which we share management responsibilities with our joint venture partner(s). Joint venture operations carry a range of risks, including those relating to: failure of our joint venture partner(s) to satisfy contractual obligations; potential conflicts between us and our joint venture partner(s); strategic objectives of joint venture partners that may differ from our own; potential delays in decision-making; a limited ability to implement some or all of our policies, practices and controls, or to control legal and regulatory compliance, within the joint venture(s); and other risks inherent to non-wholly-owned operations. The likelihood of such occurrences and their potential effect on us varies depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability, and reputation.

•	Intellectual Property: We own intellectual property that is important to our business and product portfolio. Our intellectual property is an important factor in protecting our innovation activities and maintaining our competitive advantage. From time to time, our intellectual property rights may be challenged, including through the assertion of intellectual property infringement claims which could result in us: being prevented from producing and selling certain products; having to license the infringed product/technology; and/or incurring monetary damages. The foregoing consequences could have an adverse effect on our sales, profitability, and ability to fully implement our corporate strategy.

•	Risks of Doing Business in Foreign Markets: Conducting business in markets outside our traditional markets of North America and Europe carries a number of potential risks, including those relating to: political, civil and economic instability and uncertainty; military conflict; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; potential sanctions and export control risk; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, profitability, and financial condition.

•	Relative Foreign Exchange Rates: Our profitability is affected by movements of our U.S. dollar reporting currency against the Canadian dollar, the euro, the Chinese renminbi, and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, or Chinese renminbi, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•	Returns on Capital Investments: In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our level of profitability.

•	Financial Flexibility: The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of conditions or a prolonged recession could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

•	Credit Rating Changes: There is no assurance that any credit rating currently assigned to us will remain in effect for any period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us or our industry by one or more agencies could increase our cost of borrowing or impact our ability to negotiate loans, which could have an adverse effect on our profitability, financial condition, and the trading price of our Common Shares.

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•	Stock Price Fluctuation: Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control.

LEGAL, REGULATORY AND OTHER RISKS

•	Legal and Regulatory Proceedings: From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual, and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses, be required to devote significant management time and resources to the matters and suffer reputational damage as a result of regulatory proceedings. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are currently a party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

•	Changes in Laws: A significant change in the current regulatory environment in our principal markets, including: changes in tax laws; the imposition of tariffs and trade barriers; stricter regulatory approaches to CO2 emissions, software and data privacy, sourcing of electronics components, and access to rare earth minerals; and other laws which impose additional costs on automotive manufacturers or consumers, could have an adverse effect on our profitability.

Magna International Inc. Annual Report 2024     33